SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C.  20549

     In the Matter of                             CERTIFICATE
     Cinergy Corp.                                OF
     File No. 70-9071                             NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated January 20, 1998 in the above docket (HCAR No. 26819) ("January Order"). (Any capitalized terms not otherwise defined herein have the meanings set forth in the January Order.)

       1. At March 31, 1999, Cinergy had issued and outstanding debt securities and guarantees subject to the Debt Cap/1/ totaling $1,104,700,000 in aggregate principal amount, consisting of (i) short-term bank notes aggregating $243.3 million, (ii) commercial paper aggregating $336 million, (iii) notes outstanding associated with letter of credit transactions totaling $20.3 million, (iv) long-term debentures aggregating $200 million and (v) guarantees aggregating $305.1 million.

       2. During the quarterly period ended March 31, 1999, Cinergy issued no derivative financial instruments in connection with the financing transactions described in the preceding paragraph.

       3. During the quarterly period ended March 31, 1999, Cinergy did not issue any Additional Shares pursuant to the January Order.

       4. During the quarterly period ended March 31, 1999, Cinergy did not issue any Additional Shares as gifts or awards to Cinergy system employees.

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                            S I G N A T U R E

       Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 17, 1999

                                          CINERGY CORP.

                                          By: /s/William L. Sheafer
                                          Vice President & Treasurer

ENDNOTE

/1/ On March 1, 1999 the Commission issued an order in File No. 70-9319 (HCAR No. 26984) which, among other things, modified the Debt Cap by excluding guarantees from the coverage thereof.